787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 9, 2007

VIA E-MAIL

Mr. Mark Brunhofer

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation

(File No. 333-136504)

Dear Mr. Brunhofer:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), as a follow up to our telephone conversation on October 9, 2007 and in response to comment 1 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Amendment No. 4 (“Amendment No. 4”) of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock (the “Common Stock”), contained in the Staff’s letter, dated October 3, 2007, to Dr. Sean Casey, Chief Executive Officer of the Company, we hereby supplementally provide you with this letter. In addition, enclosed herewith is the Company’s proposed disclosure as revised in response to the Staff’s comment 1, including a version that is marked to show all changes made to the disclosure as was previously filed with the Commission.

We respectfully advise the Staff that on April 23, 2007, Dr. Sean Casey, Dr. Eduard Michel, Dr. David Hunter, Dr. Gary Weiss, Brent J. Backhaus, Lorna J. Lusic and Dr. Ranie Pendarvis sold an aggregate of 1,330,700 shares of the Company’s Common Stock at a price of $12.00 per share to Generation Capital Partners VRC LP and Generation Members Fund II LP for an aggregate purchase price of $15,968,400 pursuant to the terms of a stock purchase agreement (the “Transaction”).

Below please find some additional information with respect to the Transaction provided to us by the Company:

•

On March 30, 2007, Dr. Sean Casey, the Company’s Chief Executive Officer, entered into a letter of intent with Generation Partners Management, LLC (“Generation”) to sell up to 700,000 shares of Common Stock held by Dr. Casey to Generation at a price of $12.00 per share.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

October 9, 2007

•

On March 30, 2007, the Company’s Board of Directors appointed a Special Committee (the “Special Committee”) to determine whether the Company desired to exercise its right of first refusal to purchase the shares being offered by Dr. Casey to Generation.

•	On March 31, 2007, the Special Committee decided to waive the Company’s right of first refusal with respect to the shares offered by Dr. Casey.

•

On April 5, 2007, Generation entered into letter agreements with each of Lorna J. Lusic and Brent J. Backhaus, both of whom are former employees of the Company, providing for the sale of 175,000 and 200,000 shares of Common Stock by Ms. Lusic and Mr. Backhaus, respectively, to Generation at a price of $12.00 per share.

•	On April 7, 2007, the Special Committee decided to waive the Company’s right of first refusal with respect to the shares offered by Ms. Lusic and Mr. Backhaus.

•

On April 16, 2007, Invision Capital III LP and Invision III LP (collectively, “Invision”) each waived their rights of first refusal and co-sale rights provided by that certain Stockholders Agreement, dated as of May 2, 2005, by and among the Company and the stockholders named therein (the “Stockholders Agreement”), with respect to the Transaction. Invision is an independent private equity firm based in Zug, Switzerland.

•

On April 17, 2007, the Brown de Zwann Investment Trust waived its right of first refusal and co-sale right under the Stockholders Agreement with respect to the Transaction. The Brown de Zwann Investment Trust is an investment vehicle beneficially owned by Dr. Kirk Brown, one of the Company’s affiliated radiologists, and his wife, Sally de Zwann.

•

On April 23, 2007, the seven selling stockholders, which consisted of two members of management (Dr. Casey and Dr. Michel), three independent contractor physicians (Dr. Weiss, Dr. Hunter and Dr. Pendarvis) and two former employees (Ms. Lusic and Mr. Backhaus), sold an aggregate of 1,330,700 shares of Common Stock to Generation Capital Partners VRC LP (“GCP-VRC”) and Generation Members Funds II LP (“GMF II”) at a price of $12.00 per share for an aggregate purchase price of $15,968,400.

•	Prior to the Transaction, GCP-VRC was not a stockholder of the Company. GCP-VRC purchased approximately 87% of the stock sold in the Transaction.

•	The Company was not a buyer or seller in the Transaction.

* * * * * * *

October 9, 2007

Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Corby J. Baumann
Corby J. Baumann

cc:

Donald Abbott

Suzanne Hayes

Jennifer Riegel

Sean Casey, M.D., Virtual Radiologic Corporation

Richard J. Sandler, Davis Polk & Wardwell

Maurice Blanco, Davis Polk & Wardwell

Daniel D. Rubino, Willkie Farr & Gallagher LLP

Mark A. Cognetti, Willkie Farr & Gallagher LLP

Determination of Fair Value of Our Stock Options. As discussed above, we record stock-based compensation expense associated with our awards of stock options in accordance with SFAS 123R, and EITF Issue No. 96-18, as applicable, which require us to calculate the expense associated with such awards by determining their fair value. To determine the fair value, we use a Black-Scholes model that takes into account the exercise price of the award, the fair value and volatility of the common stock underlying the award, the risk-free interest rate and the contractual life of the award as determined at the date of grant.

In order to establish the exercise price of our stock options at various grant dates, our Board of Directors considered a number of relevant factors, including arm’s length equity transactions, current developments in the business, our financial prospects, the market performance of our primary competitor and our Board’s independent judgment.

Upon its review and analysis of these factors, our Board of Directors established the exercise price for the options being granted. The following table shows the fair value of one share of our common stock and the exercise price of one option granted on all of the stock option grant dates between January 1, 2004 and June 30, 2007.

Grant Date	Fair Value of One Share of Common Stock	Exercise Price of One Option Granted
January 2, 2004	$1.00	$1.00
May 15, 2004	1.00	1.00
July 7, 2004	1.00	1.00
October 20, 2004	2.00	2.00
November 23, 2004	2.00	2.00
June 22, 2005	3.75	3.75
June 30, 2005	3.75	4.75
October 21, 2005	4.50	5.50
March 30, 2006	11.02	12.00
April 18, 2006	11.02	12.00
July 1, 2006	11.92	12.00
April 1, 2007	12.00	12.00
April 2, 2007	12.00	12.00
May 9, 2007	12.00	12.00
May 29, 2007	12.00	12.00
June 20, 2007	19.23	19.23

Since January 2004, when we first began to grant stock options, the fair value of our common stock, as established by our Board of Directors, has primarily increased. As described above, the change in our fair value reflects a number of factors, including increases in our actual and projected revenue and cash flow growth and decreases in the discount factor for a lack of liquidity in our common stock.

In connection with the preparation of our financial statements as of December 31, 2005, and for every quarterly period thereafter, our Board of Directors, or our management in the event that a stock option grant did not occur in conjunction with those quarterly periods, established what it believes to be a fair market value of our Series A Preferred Stock and common stock. The following table shows the fair value of one share of our Series A Preferred Stock and common stock at those dates.

	Fair Value of One Share of
	Series A Preferred Stock	Common Stock
December 31, 2005	$11.05	$7.85
March 31, 2006	13.75	11.02
June 30, 2006	14.83	11.92
September 30, 2006	16.10	14.53

	Fair Value of One Share of
	Series A Preferred Stock	Common Stock
December 31, 2006	14.21	13.26
March 31, 2007	12.89	12.00
June 30, 2007	19.76	19.23

The above determination of the fair value of our Series A Preferred Stock and common stock for the periods ended December 31, 2006 and prior was based primarily on the use of two valuation methodologies, which included the “income approach” and the “market approach.” The “income approach” estimates the present fair value of our Series A Preferred Stock and common stock based primarily upon a projection of our future revenues and cash flows, while the “market approach” estimates those same fair values based upon comparisons to publicly held companies whose stocks are actively traded and an analysis of the multiples at which those stocks are trading in the market.

In conjunction with use of the “income approach” and the “market approach,” in determining the fair value of our Series A Preferred Sock and common stock as of March 31, 2007, we considered the following factors:

•

Stock Purchase Between Certain Stockholders. On April 23, 2007, Dr. Sean Casey, Dr. Eduard Michel, Dr. David Hunter, Dr. Gary Weiss, Brent J. Backhaus, Lorna J. Lusic and Dr. Ranie Pendarvis sold a total of 1,330,700 shares of the Company’s Common Stock at a price of $12.00 per share to Generation Capital Partners VRC LP and Generation Members Fund II LP for an aggregate purchase price of approximately $16.0 million pursuant to the terms of a stock purchase agreement. See “Certain Relationships and Related Party Transactions—Stock Purchase Between Certain Stockholders.” Some of the significant features of this transaction are as follows:

•	the seven selling stockholders that sold shares of our common stock consisted of two current members of management, three independent contractor physicians, and two former employees;

•

the buyers included Generation Capital Partners VRC LP, an entity that previously did not own any shares of the Company’s stock and that purchased approximately 87% of the shares of common stock sold in the transaction. The remaining 13% of the stock sold in the transaction was purchased by Generation Members’ Fund II LP;

•	the Company was not a buyer or a seller in the transaction; and

•

certain of our stockholders had contractual rights to participate in this transaction pursuant to the terms of the stockholders’ agreement, and, after being given an opportunity to participate, certain of our stockholders elected to exercise their contractual rights and participate in the transaction and certain of our other stockholders elected not to exercise their contractual rights and did not participate in the transaction;

•

Our Competitor’s Valuation. Our principal competitor, NightHawk, experienced an approximate 29% decline in the market value of its common stock between December 31, 2006 and March 31, 2007. As NightHawk is the only publicly-traded competitor of which we are aware, the decline in NightHawk’s market value significantly influenced the assumed trading multiples in the valuation of our Series A Preferred Stock and common stock as of March 31, 2007; and

•

Separation Agreements with Certain Executive Officers. Between December 2006 and January 2007, we entered into separation agreements with our former Chief Operating Officer and former Chief Technology Officer. Our Board of Directors determined that it would be necessary to complete a search process for a new Chief Operating Officer and a new Chief Technology Officer prior to the consummation of our initial public offering. These positions were not filled as of March 31, 2007 and, as a result, the absence of such officers and the lack of proximity to our initial public offering were factors in the March 31, 2007 valuation of our Series A Preferred Stock and common stock.

2

In conjunction with the use of the “income approach” and the “market approach,” in determining the fair value of our Series A Preferred Stock and common stock as of June 30, 2007, and through the date of this offering, we considered the following factors:

•

Improved Financial Performance. Our Consolidated Adjusted EBITDA increased from approximately $2.8 million for the three months ended March 31, 2007 to approximately $4.1 million for the three months ended June 30, 2007. This approximately 43% increase in Consolidated Adjusted EBITDA was a significant driver in the increase in the fair value of our Series A Preferred Stock and common stock between March 31, 2007 and June 30, 2007. For a discussion of how we define Consolidated Adjusted EBITDA and a reconciliation of Consolidated Adjusted EBITDA to net cash provided by operating activities, please see “—Senior Credit Facility”;

•

Additions to the Management Team. We were successful in hiring a new President and Chief Operating Officer and a new Chief Technology Officer during the three months ended June 30, 2007. As a result of these additions to the Company’s management team, our Board of Directors determined that we were in a position to move towards the consummation of our initial public offering;

•

Anticipated Timing of Our Initial Public Offering. The decision by the our Board of Directors to move forward with our initial public offering resulted in the establishment of the anticipated price range for our common stock to be sold in our initial public offering. This range was considered in the valuation of our Series A Preferred Stock and common stock as of June 30, 2007 and through the date of this offering; and

•

Our Competitor’s Valuation. Our principal competitor, NightHawk, experienced an approximate 33% increase in the market value of its common stock between March 31, 2007 and September 30, 2007. As discussed above, NightHawk is the only publicly-traded competitor of which we are aware, and as a result the increase in NightHawk’s market value significantly influenced the assumed trading multiples in the valuation of our Series A Preferred Stock and common stock as of June 30, 2007 and through the date of this offering.

The “income approach” and the “market approach” are then weighted based on the likely exit strategy for a potential investor. Accordingly, as we have moved closer to our initial public offering we have placed a greater weighting on the “market approach” compared to the “income approach.” The valuation ranges established from these weightings are combined to determine an aggregate enterprise value of the Company. We allocate enterprise value to our Series A Preferred Stock and common stock primarily using the probability-weighted expected return method. We believe that investors typically seek disproportionately higher returns and significant control or influence over a company’s activities dependent on the risk of the security. In order to allocate enterprise value to our Series A Preferred Stock and common stock we have evaluated these risks and assigned enterprise value in accordance with those risks. The additional enterprise value that is attributed to the Series A Preferred Stock as compared with the common stock results from the increased risk associated with the Series A Preferred Stock and a preferred stockholder’s expectation of higher returns, along with a more significant level of control that such stockholders may have over the activities of the Company. Upon completion of our initial public offering, the Series A Preferred Stock will convert into common stock, and accordingly, as we have moved closer to our initial public offering, the additional enterprise value attributable to the Series A Preferred Stock has decreased.

The totality of these factors were analyzed by our management and/or Board of Directors to determine a value for each share of our Series A Preferred Stock and common stock, assuming free marketability in each case.

3

In order to establish the fair value of our Series A Preferred Stock and common stock, as a privately held company, our management and/or Board of Directors then applied an appropriate discount factor to account for the lack of liquidity of our stock. The discount factor applied at each date was determined through an analysis of (i) the restrictions on the transferability of the shares of our stock, (ii) the generally accepted range for such discount factors for privately held companies considering an initial public offering, (iii) our progress toward completing our initial public offering and (iv) the inherent risk that our offering would not be consummated. Based on this analysis, our management and/or our Board of Directors applied the following discount factors:

Applied Discount Factor
December 31, 2005	15%
March 31, 2006	10
June 30, 2006	5
September 30, 2006	0
December 31, 2006	15
March 31, 2007	14
June 30, 2007	0

To the extent we have experienced changes in the anticipated timing of our initial public offering, the applied marketability discounts have been increased or decreased to reflect that fact. The decrease in the discount factor between December 31, 2005 and September 30, 2006 reflected our progress towards an anticipated initial public offering during the fourth quarter of 2006. The increase in the discount factor between September 30, 2006 and March 31, 2007 was due to the delay in the then anticipated timing of our initial public offering, which resulted from the decision by our Board of Directors regarding the completion of a search process for certain new executive officers prior to the consummation of our initial public offering, as discussed above. The decrease in the discount factor between March 31, 2007 and June 30, 2007 reflects progress towards an anticipated initial public offering during the fourth quarter of 2007.

The increase in the fair value of our common stock from June 30, 2007, to our current estimated offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) has resulted from (i) continued growth of our revenues and (ii) changes in the market performances of certain companies deemed to be comparable to us and the resulting increase in fair value resulting from the “market approach.”

4